December 18, 2008

Ms. Angela Crane

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mosys, Inc.

Form 10-K for the year ended December 31, 2007

Filed March 17, 2008

Form 10-Q for the quarter ended September 30, 2008

Filed November 7, 2008

File No. 000-32929

Dear Ms. Crane:

MoSys, Inc. (“we” or the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were set forth in your letter dated November 25, 2008 (the “Letter”) regarding the above referenced documents.

Form 10-K for the Year Ended December 31, 2007

Financial Statements, page 50

Note 1. The Company and Summary of Significant Accounting Policies, page 54

Revenue Recognition, page 56

Royalty, page 58

1.              We note from your disclosure that in 2006 you began recognizing revenue from two types of prepaid royalties, pre-production royalties and post-production royalties, and the revenue related to both types of royalties is recognized upon execution of the related contract.  Based on your disclosure it is unclear to us why you believe it is appropriate to recognize the revenue in its entirety upfront at execution of the contract in accordance with the guidance of SAB Topic 13A.  Please provide us with the specific terms of your agreements with regards to these prepaid royalties and the amounts of related revenue you recognized in 2006 and 2007.  Please cite the specific accounting guidance upon which you based your accounting.

We have recognized revenue from prepaid royalties when the revenue recognition criteria set forth in SAB Topic 13A have been met.  If the agreements have multiple elements, we have allocated the fair value to each unit, as prescribed under EITF Issue No. 00-21.

For the year ended December 31, 2007, we recognized no revenue from prepaid royalties.

For the year ended December 31, 2006, we recognized revenue of $2.6 million from prepaid royalties, consisting of the following:

•                  Pre-production prepaid royalties - we recognized $1.0 million as license revenue upon execution of a technology license agreement with a licensee.  The  terms of that agreement provided:

•                  a  technology license grant allowing the licensee  to use the Company’s technology to build the licensee’s own products at the 65-nanometer semiconductor manufacturing process node;

•                  no requirement that the Company provide any services or support; and

•                  a non-refundable prepaid royalty of $1.0 million that was not contingent upon the licensee entering production or ever shipping product containing the Company’s  technology.

Based on our evaluation of the revenue recognition criteria set forth in   SAB Topic 13A, we determined that the pre-production prepaid royalty fee paid by the licensee should be recorded as revenue upon    execution of the agreement for the following reasons:

•                  we executed a formal agreement with the licensee;

•                  no deliverables or development or support services were required to be performed by the Company under the agreement and the license grant was effective upon execution of the agreement;

•                  the fees were non-refundable and not contingent upon future product shipments by the licensee; regardless of whether the licensee ever shipped any product, the Company would not be obligated to refund any of the fees; and

•                  the fees were payable by the licensee in a time period consistent with the Company’s normal billing terms.

•                  Post-production prepaid royalties - we recognized $950,000 as royalty revenues upon execution of license renewal agreements or amendments with each of three licensees.  Two of these agreements, representing $450,000 included terms providing that:

•                  the prepaid royalty fees were buy-outs of future royalty obligations under the original license agreements, under which each of the licensees already had commenced production and shipment of products incorporating the Company’s licensed technology;

•                  the royalty buy-out fees were non-refundable, and regardless of whether the licensees shipped any additional product, the Company would not be obligated to refund any of the fees; and

•                  the Company had no remaining performance obligations to the licensees.

The third agreement, representing $500,000 of up-front revenue, included terms providing:

•                  a license grant allowing the licensee to use the Company’s technology to manufacture products for itself and its customers at the 65-nanometer and earlier generation semiconductor manufacturing process nodes;

•                  a non-refundable prepaid royalty that was not contingent upon the licensee continuing production of existing products or beginning production of new products; and

•                  an obligation for the Company to develop and obtain silicon qualification for memory reference designs for the 90-nanometer and 65-nanometer semiconductor manufacturing process nodes.

Based on our evaluation of the revenue recognition criteria set forth in SAB Topic 13A, we determined that those prepaid post-production royalty fees should be recorded as revenue upon execution of the agreements for the following reasons:

•                  we executed formal agreements with the licensees;

•                  in the agreements where $450,000 of up-front revenue was recognized, no deliverables or development or support services were required because the licensees had already commenced production and shipment of the royalty-bearing products incorporating the Company’s technology;

•      in the agreement where $500,000 of up-front revenue was recognized, the agreement provided for multiple deliverables and we determined that we had established the fair value of the undelivered element of the arrangement and thus recognized the prepaid royalty fees using the residual method as set forth in paragraph 12 of EITF No. 00-21;

•                  the prepaid royalty fees were non-refundable and were not contingent upon future product shipments by the licensees; and

•                  the prepaid royalty fees were payable by the licensees within a time period consistent with the Company’s normal billing terms.

•                  Pre-production prepaid royalties - we recognized $650,000 as license revenue from three agreements using the percentage of completion method of accounting as outlined in SOP No. 81-1. No revenue was recognized upon execution of those agreements because they included undelivered elements for which there was no objective and reliable evidence of the fair value (paragraph 16 of EITF No. 21).

2.              In this regard, if material, please tell us how you considered the prepaid royalties as part of your Results of Operations discussion in Management’s Discussion and Analysis.  We note your current disclosure states that you generally recognize royalties in the quarter in which you receive the licensee’s report.

In the Management’s Discussion and Analysis section of our annual report on Form 10-K for the year ended December 31, 2006, we discussed license revenue and royalty revenue separately, as we consider them two distinct elements of our business model. We view license revenue as representative of the revenue streams derived solely from licensing our technology and royalty revenue as representative of our revenue stream tied to our customers’ success in manufacturing or selling products utilizing our technology.

For 2006 we did not believe there was a meaningful difference for MD&A disclosure purposes between license revenues measured as “prepaid pre-production” royalties and other license revenues, or between royalties received in the form of “prepaid post-production” royalties and royalties received under other kinds of royalty provisions.  We classify pre-production prepaid royalties within reported license revenue because they are paid as part of the initial license fee and not with respect to products being produced by the licensee.  We classify post-production royalties within reported royalty revenues because the revenue is directly tied to licensees’ use of our technology in their currently shipping commercial products.  To address the prepaid royalties would have involved detailed discussions of particular license agreements, which we did not consider additive to an understanding of our business model and operations for that year.  In addition, every transaction is the result of a unique negotiation and the specific terms are either required to be kept confidential or are competitively sensitive for us and our customers, so we generally do not discuss particular license agreements made in the ordinary course of our business.

Note 4. Asset Acquisitions, page 64

3.              We note that one of the components of purchased intangible assets related to your 2007 asset purchases is an assembled workforce.  Please tell us why you believe this allocation is appropriate based on the guidance in paragraph 39 of SFAS 141.

We applied the guidance of EITF Issue No. 98-3 to determine whether our asset purchase transactions constituted a business combination.  We evaluated the inputs, processes and outputs related to the acquired assets and determined:

•                  the transferred assets included certain technology (know-how), patents, permits, equipment and engineers;

•                  the transferred assets did not include commercially-ready products, license agreements with third party vendors enabling us to fully utilize the acquired technology, customer base, sales force, marketing function or accounting and human resource teams;

•                  the transferred assets did not include any customers, and none of the technology acquired was generating any revenue; and

•                  the degree of difficulty and level of investment necessary to obtain commercially-ready products, market the products and secure licensees for the products to generate revenue after the acquisition date was considered significant.

Based on this evaluation, we concluded that our asset purchase transactions did not constitute a business combination and should not be accounted for under SFAS No. 141. As a result, we accounted for the transactions as asset purchases, and followed the guidance set forth in SFAS No. 142, paragraph 9, footnote 7, which states:

 “Statement No. 141 requires intangible assets acquired in a business combination that do not meet certain criteria to be included in the amount initially recognized as goodwill. Those recognition criteria do not apply to intangible assets acquired in transactions other than business combinations.” (emphasis added)

We determined that the assembled workforce was an acquired intangible asset and recorded it at fair value, which was determined with the assistance of an independent valuation specialist.

Form 10Q for Quarter Ended September 30, 2008

Note 1. The Company and Summary of Significant Accounting Policies, page 6

Investments, page 9

4.              We note that as of September 30, 2008, you had classified $8.3 million (net of $0.9 million in unrealized losses) of your auction rate securities as long-term investments due to the disruption in the credit markets that resulted in widespread failed auctions.  We also note that you used Level 3 inputs to measure the fair value of the auction rate securities because there has not been a successful auction since February 2008.  Please address the following:

•                  Please note that paragraphs 32 and 33 of SFAS 157 require an entity to describe the inputs and the information used to develop those inputs for both recurring and nonrecurring fair value measurements using significant unobservable inputs (Level 3).  Please explain to us in greater detail about the methodology and the assumptions you employed to measure the auction rate securities.  Refer to FSP FAS 157-3 for further guidance.  Further, please expand your disclosure to address our concern in future filings.

We determined that the discounted cash flow method most appropriately estimated fair value of our auction rate securities (“ARS”) at September 30, 2008.  Other methods considered were the market and cost approach, but, due to the current illiquidity of the securities, we believed these methods would not properly reflect fair value.  We used then-current market conditions and utilized a discounted cash flow valuation model that included the following significant inputs and considerations:

•                  projected interest income and principal payments through the expected holding period;

•      a market risk adjusted discount rate, which was based on actual securities traded in the open market that had similar collateral composition to the ARS as of September 30, 2008, adjusted for an expected yield premium of approximately 140 basis points to compensate for the current lack of liquidity resulting from failing auctions for such securities; and

•                  no default or collateral value risk adjustments were considered for the discount rate, because all of the issuers were AAA-rated by nationally recognized rating agencies, and the ARS were collateralized by student loans, the repayments of which were substantially guaranteed by the U.S. Department of Education.

In future filings, we will describe the inputs and the information used to develop those inputs for both recurring and non-recurring fair value measurements using significant unobservable inputs and will provide greater detail about the methodology and the assumptions we employed to measure the auction rate securities.

•                  Also in this regard, please explain to us and expand your disclosure in future filings why the decline in the fair value of the auction rate securities has not been other-than-temporary.  Refer to FSP FAS 115-1 for further guidance.

As noted in SAB Topic 5M, “management should consider all available evidence to evaluate the realizable value of its investments.”  After considering all such evidence the Company believed there were no “other than temporary” declines in the fair value of its ARS at September 30, 2008 for the following reasons:

•                  the creditworthiness of the issuers had not deteriorated, as they continued to be AAA-rated by the nationally recognized rating agencies and repayment of the underlying obligations was substantially guaranteed by the U.S. Department of Education;

•                  interest continued to be paid by the issuers at the original contractual rates or higher default rates; and

•                  we received a summary of settlement terms from UBS Financial Services, Inc. (“UBS”) in August 2008, which outlined potential terms under which UBS would purchase the ARS from the Company at par value over a period of time between June 2010 and June 2012.  We executed this settlement agreement with UBS in mid-November 2008. We currently have the ability and intent to hold our ARS until they can be liquidated in a market that facilitates orderly transactions or are purchased by UBS under the settlement.

We will include disclosure in our future filings to explain why we deem the decline in fair value to not be “other-than-temporary.”

5.              We note that approximately 36% of your cash equivalents and available for sale securities were measured based on level 2 inputs.  Your discussion regarding the inputs used to measure fair value does not appear to be specific to your investments.  Please tell us more about the inputs used, including how you obtain these inputs, what they represent and how you are able to corroborate these prices.  For example, tell us and revise future filings to disclosure if your level 2 assets were valued using models, other pricing methodologies or were directly or indirectly observable through correlations with market data.

We based the fair value of our cash equivalents and available-for-sale securities on pricing from third party sources of market information obtained through our investment brokers rather than models.  These cash equivalents and available-for-sale securities consisted primarily of commercial paper, corporate debt securities, and government agency and municipal bonds from issuers with high quality credit ratings. We did not adjust for or apply any additional assumptions or estimates to the pricing information we received from brokers.  Our investment brokers obtained pricing data from independent sources such as Standard & Poor’s, Bloomberg and Interactive Data Corporation, and relied on comparable pricing of

other securities because the Level 2 securities we hold are not actively traded and have fewer observable transactions.   We considered this the most reliable information available for the valuation of the securities.

In future filings, we will disclose whether our cash equivalents and available-for-sale securities assets were valued using models, other pricing methodologies, or were directly or indirectly observable through correlations with market data.

6.              In this regard, please consider revise your Critical Accounting Policies in future filings to discuss significant assumptions and estimates made by management in determining fair value.

 In future filings, if the determination of the fair values of our cash equivalents and investments requires the use of significant assumptions and estimates made by management, we will discuss them under Critical Accounting Policies.

Item 9A. Controls and Procedures, page 20

7.              We note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective “to ensure that information required to be disclosed by us in the reports filed or submitted by us with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.”  If you elect to include any qualifying language as to the effectiveness conclusion in your future filings, such language should include, at a minimum, but only if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, and summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to your management, including your principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e) for the complete definition of “disclosure controls and procedures.”  Alternatively, if true, your disclosure could simply indicate that your officers determined that your “disclosure controls and procedures are effective” without any further qualifications or attempts to define those disclosure controls and procedures.

In future filings, when true, we will simply indicate that our officers have determined that our disclosure controls and procedures are effective without any further qualifications or attempts to define those disclosure controls and procedures.

In connection with responding to the Staff’s comments, MoSys, Inc. acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James W. Sullivan

James W. Sullivan

Chief Financial Officer

MoSys, Inc.

cc: Joyce Goto